                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON D.C.   20549


                                   FORM 11-K

                Annual Report Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934



(Mark One)
     Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
 X   (No Fee Required)
---

     For the fiscal year ended December 31, 1997


                                       OR


     Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)
---


     For the transition period from _______ to ________


                         Commission File number 1-1105
--------------------------------------------------------------------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                         NCR CORPORATION SAVINGS PLAN


B. Name and issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                NCR CORPORATION
               1700 South Patterson Boulevard, Dayton, OH 45479

                               NCR Savings Plan

                         Index to Financial Statements
                          and Supplemental Schedules
                          --------------------------

                                                                Pages
                                                                -----

Report of Independent Accountants.............................      2

Financial Statements:

  Statements of Net Assets Available for Benefits
     as of December 31, 1997 and 1996.........................      3

  Statement of Changes in Net Assets Available for
     Benefits for the year ended December 31, 1997
     (with strategy and fund information).....................      4

  Notes to Financial Statements...............................   5-12

Supplemental Schedules:.......................................     13

  Item 27a - Schedule of Assets Held for Investment Purposes
     as of December 31, 1997..................................     14

  Item 27d - Schedule of Reportable Transactions
     for the year ended December 31, 1997.....................     15


NCR Savings Plan
Financial Statements and
Supplemental Schedules
December 31, 1997 and 1996

                       Report of Independent Accountants
                       ---------------------------------

To the Participants, Beneficiaries and
Administrators of the NCR Savings Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the NCR Savings Plan (the Plan) at December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in schedules 27a and 27d is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The strategy and fund information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. Schedules 27a and 27d and the strategy and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects.


Dayton, Ohio
June 12, 1998

NCR Savings Plan

Statements of Net Assets Available for Benefits
December 31, 1997 and 1996
------------------------------------------------------------------------------------------------------------------
                                                                           1997                        1996
                                                                     -----------------          ------------------
Assets
    Investments at fair market value:
       Very conservative strategy                                      $   42,075,521              $   35,550,419
       Conservative strategy                                               84,651,964                  82,888,197
       Moderately cautious strategy                                        79,554,091                  67,486,782
       Moderate strategy                                                  124,206,866                  98,104,261
       Moderately aggressive strategy                                     144,496,059                 101,133,449
       Aggressive strategy                                                481,720,866                 367,467,719
       Mutual fund window (See Note 6)                                    243,408,389                 112,422,972
       Participant loans                                                   23,011,264                  21,653,085
       AT&T Unitized Stock Fund (See Note 4)                               43,837,574                 124,672,743
       Lucent Unitized Stock Fund (See Note 4)                             23,217,885                  43,418,437
       NCR Unitized Stock Fund (See Note 4)                                29,288,110                   6,244,812
       Short-term investments                                               1,508,989                   1,102,390
                                                                  -------------------        --------------------

    Net assets available for benefits                                  $1,320,977,578              $1,062,145,266
                                                                  ===================        ====================


   The accompanying notes are an integral part of these financial statements

NCR Savings Plan
Statement of Changes in Net Assets Available for Benefits (with strategy and fund information
For the Year Ended December 31, 1997
____________________________________________________________________________

                                                                                             Participant-Directed
                   -----------    -----------    -----------    ------------    -----------------------------------------------
                       Very                       Moderately                     Moderately                          Mutual
                   Conservative   Conservative     Cautious        Moderate      Aggressive      Aggressive           Fund
                     Strategy       Strategy       Strategy        Strategy       Strategy        Strategy           Window
                   -----------    -----------    -----------    ------------    ------------    ------------      -------------
Additions
Additions to net assets attributed to
 Contributions:
   Company         $ 1,446,782    $ 1,738,108    $ 1,553,817    $  2,742,643    $  3,759,052    $  9,989,227      $  5,593,304
   Participants      3,339,534      3,794,804      3,324,216       6,331,415       8,934,940      24,020,285        15,306,052
                   -----------    -----------    -----------    ------------    ------------    ------------      ------------
                     4,786,316      5,532,912      4,878,033       9,074,058      12,693,992      34,009,512        20,899,356
                   -----------    -----------    -----------    ------------    ------------    ------------      ------------

 Investment income:
   Interest          1,079,669      2,659,701         12,433          23,835          28,196         107,446               -
   Dividends         1,671,320        247,592            -               -               -        21,630,497        21,950,773
   Net realized
    and unrealized
    gains (losses)         -        3,680,978     12,832,413      19,928,555      21,962,675      63,510,740        11,380,280
                   -----------    -----------    -----------    ------------    ------------    ------------      ------------
                     2,750,989      6,588,271     12,844,846      19,952,390      21,990,871      85,248,683        33,331,053
                   -----------    -----------    -----------    ------------    ------------    ------------      ------------

 Net forfeitures       480,015        (15,695)       (17,331)        (33,234)        (68,385)       (175,032)         (129,816)
                   -----------    -----------    -----------    ------------    ------------    ------------      ------------

Deductions

Deductions from net assets attributed to:
 Benefit payments   (5,353,802)    (6,641,740)    (3,861,283)     (6,481,316)     (7,494,404)    (22,608,466)      (10,507,693)
 Investment
  management fees          (94)      (145,775)       (76,353)       (107,679)       (131,787)       (133,002)              -
                   -----------    -----------    -----------    ------------    ------------    ------------      ------------
                    (5,353,896)    (6,787,515)    (3,937,636)     (6,588,995)     (7,626,191)    (22,741,468)      (10,507,693)
                   -----------    -----------    -----------    ------------    ------------    ------------      ------------

Other transactions:
 Net participant
  loans                459,306       (355,885)      (237,735)       (213,602)       (240,690)       (924,428)         (129,328)
 Net interfund
  transfers          2,677,707     (3,267,042)    (1,125,055)      4,030,812      16,612,171      19,002,299        87,220,698
 Other                 724,665         68,721       (337,813)       (118,824)            842        (166,419)          301,147
                   -----------    -----------    -----------    ------------    ------------    ------------      ------------
                     3,861,678     (3,554,206)    (1,700,603)      3,698,386      16,372,323      17,911,452        87,392,517
                   -----------    -----------    -----------    ------------    ------------    ------------      -------------

Net increase
 (decrease)          6,525,102      1,763,767     12,067,309      26,102,605      43,362,610     114,253,147       130,985,417

Net assets available for benefits:
 Beginning of year  35,550,419     82,888,197     67,486,782      98,104,261     101,133,449     367,467,719       112,422,972
                   -----------    -----------    -----------    ------------    ------------    ------------      ------------
 End of year       $42,075,521    $84,651,964    $79,554,091    $124,206,866    $144,496,059    $481,720,866      $243,408,389
                   ===========    ===========    ===========     ===========    ============    ============      ============

                                                                               Non-Participant
                                                                                   Directed
                   -----------  -------------   ------------    -----------       ----------
                                   See Note 4
                                -------------   ------------    -----------
                                      AT&T          Lucent         NCR
                    Participant     Unitized       Unitized      Unitized        Short-Term
                       Loans       Stock Fund     Stock Fund    Stock Fund       Investments           Total
                   -----------  -------------   ------------    -----------       ----------   --------------
Additions
Additions to net assets attributed to
 Contributions:
   Company                 -              -              -      $ 3,135,941              -      $ 29,958,874
   Participants            -     $   (590,260)   $   (42,823)     6,897,569              -        71,315,732
                   -----------  -------------   ------------    -----------       ----------   --------------
                           -         (590,260)       (42,823)    10,033,510              -       101,274,606
                   -----------  -------------   ------------    -----------       ----------   --------------

 Investment income:
   Interest                -          191,879        116,929         32,033       $   75,057       4,327,178
   Dividends               -        2,515,126        224,889            -                -        48,240,197
  Net realized
   and unrealized
   gains (losses)          -       33,326,942     26,647,302     (3,665,210)             -       189,604,675
                   -----------  -------------   ------------    -----------       ----------   --------------
                           -       36,033,947     26,989,120     (3,633,177)          75,057     242,172,050
                   -----------  -------------   ------------    -----------       ----------   --------------

 Net forfeitures           -          (23,397)       (13,255)        (3,870)             -               -
                   -----------  -------------   ------------    -----------       ----------   --------------

Deductions
Deductions from net assets attributed to:
 Benefit payments          -      (11,032,253)    (5,099,023)      (766,044)             -       (79,846,024)
   Investment
     management fees       -          (24,361)       (24,362)       (20,223)             -          (663,636)
                   -----------  -------------   ------------    -----------       ----------   --------------
                           -      (11,056,614)    (5,123,385)      (786,267)             -       (80,509,660)
                   -----------  -------------   ------------    -----------       ----------   --------------
Other transactions:
 Net participant
  loans            $ 1,358,179       (943,046)      (580,542)     1,217,568          269,720        (320,483)
 Net interfund
  transfers                -      (99,938,647)   (41,490,299)    16,215,534           61,822             -
 Other                     -       (4,317,152)        60,632            -                -        (3,784,201)
                   -----------  -------------   ------------    -----------       ----------   --------------
                     1,358,179   (105,198,845)   (42,010,209)    17,433,102          331,542      (4,104,684)
                   -----------  -------------   ------------    -----------       ----------   --------------

Net increase
 (decrease)          1,358,179    (80,835,169)   (20,200,552)    23,043,298          406,599      258,832,312

Net assets available for benefits:
 Beginning of year  21,653,085    124,672,743     43,418,437      6,244,812        1,102,390    1,062,145,266
                   -----------  -------------   ------------    -----------       ----------   --------------
 End of year       $23,011,264  $  43,837,574   $ 23,217,885    $29,288,110       $1,508,989   $1,320,977,578
                   ===========  =============   ============    ===========       ==========   ==============

   The accompanying notes are an integral part of these financial statements

  NCR Savings Plan

  Notes to Financial Statements

  1.  Description of the Plan


      General

      The NCR Savings Plan ("the Plan") is a defined contribution plan established May 1, 1985 by NCR Corporation (the "Company") to give the Company's employees more control over, and participation in, the accumulation of capital for their retirement. As discussed further in Note 4, prior to December 31, 1996, the Company was a wholly-owned subsidiary of AT&T Corp. (AT&T).

      The Plan is designed to qualify as a profit-sharing plan with a qualified cash or deferred arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

      The Plan covers all eligible U.S. employees of the Company (other than certain categories of part-time, temporary, and intern employees) and its domestic subsidiaries, except for employees covered by a collective bargaining agreement.


      Contributions and Funding

      All eligible employees of the Company may defer a portion of their compensation by making tax-deferred contributions, as well as after-tax contributions to the Plan. Participants may elect to contribute up to twenty percent of their eligible compensation; however, tax-deferred contributions are limited to sixteen percent of eligible compensation. The maximum contribution percentage limits vary based upon the participant's base salary. Annual tax-deferred contributions per participant for both 1997 and 1996 Plan years were limited to $9,500.

      For each dollar contributed by a participant up to six percent of compensation, the Company funds an additional matching amount. The Company's matching contributions are seventy-five percent of the first three percent of pay contributed by a participant and fifty percent of the next three percent of pay contributed by a participant whether on a tax-deferred or after-tax basis.


      Vesting

      Participants are immediately vested in their contributions plus actual earnings thereon. Company matching contributions vest in increments of one-fifth each year, over a five-year period beginning with the participant's hire date.

NCR Savings Plan

Notes to Financial Statements

      A participant becomes fully vested in their account (i) upon attainment of age 65, (ii) upon retirement, (iii) upon termination of employment due to a "reduction in force", (iv) in the event of death, or (v) in the event of total and permanent disability. Upon termination of employment, a participant is entitled to full distribution of their contributions and all vested Company match contributions; all non-vested Company match contributions will be forfeited. These forfeitures are reallocated to the Plan's Very Conservative strategy and used to reduce future Company contributions.


      Participant Accounts

      A participant may withdraw any employee tax-deferred contributions during their employment in the case of a "hardship" (as defined by the Plan), and a participant may withdraw after-tax employee contributions for any reason. The participant may not withdraw any Company match contributions or any earnings on Company match or employee contributions until they terminate employment with the Company.


      Participant Loans

      Participants may borrow from the Plan, limited by restrictions set forth in the Plan document. A fixed interest rate is applied to the loan based on the prime rate (as reported by the Wall Street Journal) in effect on the twentieth business day of the month, prior to the month of the transaction. The term of the loan may be between 12 to 56 months. Upon default, participants are considered to have received a distribution and are subject to income taxes on the distribution amount.


      Termination of the Plan

      It is the present intention of the Company to continue the Plan indefinitely. However, the Company reserves the right to terminate the Plan at any time by action of the board of directors. No amendment or termination of the Plan may adversely affect a participant's accrued benefit on the date of the amendment or termination. No amendment may change the requirement that the assets of the Savings Plan Trust (the Trust) must be used for the exclusive benefit of the participants, the former participants and the beneficiaries.

      Upon termination of the Plan, the Company may, at its option, continue the Trust in existence or cause the Trust to be liquidated. If the Trust is liquidated, distributions will be made to the various participants, former participants and beneficiaries in a single lump sum promptly after liquidation is effective. If the Trust is not liquidated, distributions will be made to the various participants when they cease employment.

      For a complete description of the Plan, participants should refer to the Plan Prospectus.


2.    Summary of Significant Accounting Policies


      Basis of Accounting

      The financial statements of the Plan are prepared under the accrual basis of accounting.

   NCR Savings Plan

   Notes to Financial Statements

      Investment Valuation and Income Recognition

      All of the Plan's investments are stated at fair value, except for guaranteed investment contracts included in the Plan's Conservative strategy which, in accordance with generally accepted accounting principles, are stated at contract value. Fair values have been estimated based on quoted market amounts of the underlying investments.

      Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.


      Plan Receivables and Payables

      As of December 31, 1997, approximately $5,547,966 of interest, dividends and other receivables and $7,151,790 of payables are included in the fair market values of the investments as presented in the statement of net assets available for benefits.


      Plan Expenses

      All initial and ongoing administrative costs of the Plan are paid by the Company (the Plan Administrator) except for a $50 participant loan application fee, brokerage fees and commissions which are included in the cost of investments when purchased and in determining the net proceeds on sales of investments, and investment management fees which will be paid from the respective assets of the investment option.

      The Plan's primary investment manager is Fidelity Investments ("Fidelity"). An affiliate of Fidelity also serves as the record keeper for the Plan's participant data.


      Payments to Withdrawing Participants

      The Plan records payments to withdrawing participants at the time of disbursement.


      Rollover Contributions and Transfers

      Participant rollover contributions and transfers from other defined contribution plans are included as participant contributions in the Statement of Changes in Net Assets Available for Benefits.


      Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.


3.    Taxes

      The Company received its latest favorable determination letter dated November 6, 1995, from the Internal Revenue Service as to the qualified status of the Plan under Section 401(a) of the Internal Revenue Code (the
      Code). Therefore, the Plan's Administrator

NCR Savings Plan

Notes to Financial Statements

     believes that the Plan was qualified and the related Trust is exempt from federal income taxes under Section 501(a) of the Code. Accordingly, income taxes are not provided for in the accompanying financial statements. Participant contributions, except for those contributions which participants elect to be tax-deferred under Section 401(k), are taxable to the participants in the year their contributions are made.

     Participants are liable for federal income taxes relative to their Section 401(k) contributions, the Company match contributions, and the earnings of the Plan when the contributions are distributed to them.

     The Plan has been amended since receiving the determination letter. However, the Plan's Administrator and the Plan's tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the Internal Revenue Code.


4.   Description of AT&T, Lucent and NCR Unitized Stock Funds

     Prior to January 1, 1997, the Plan offered a stock fund that invested in common stock of NCR's then parent company, AT&T. In October, 1996, shares of Lucent Technologies, Inc. ("Lucent") were distributed to shareholders of AT&T. On December 31, 1996, shares of NCR were distributed to shareholders of AT&T. The Plan established the Lucent and NCR Unitized Stock Funds to hold the respective shares distributed to the Plan.

     During 1997, no new contributions were directed to the Lucent or the AT&T Unitized Stock Funds. Amounts invested in these two funds were to be directed into the other investment options offered under the Plan until December 31, 1997, at which time these funds were to be discontinued and any remaining balances were to be transferred to the Very Conservative Strategy. The Plan transferred the remaining balances into the Very Conservative Fund on January 3, 1998. The NCR Unitized Stock Fund continues to be a Plan investment option.

     All of the stock funds are managed by Fidelity and are invested primarily in the shares of the respective common stock. Portions of the funds may be invested in short-term obligations and money market instruments for administrative purposes.


5.  Description of Investment Strategies and Mutual Fund Window

    The Plan offers participants various investment strategies and a Mutual Fund Window. The investment composition of the strategies and Mutual Fund Window are described below, but the exact mix, or percentage invested in each of the underlying investments or strategies, will vary from time to time.

NCR Savings Plan

Notes to Financial Statements


     The Very Conservative Strategy

     Offers a portfolio consisting almost entirely of obligations issued or guaranteed as to principal and interest by the U.S. Government or its agencies and repurchase agreements secured by these obligations.


     The Conservative Strategy

     Offers a portfolio consisting largely of investment contracts issued by insurance companies and banks. The remainder of the portfolio is invested in the Barclays Global Investors (BGI) U.S. Debt Index Fund. For the years ended December 31, 1997 and 1996, contracts with insurance companies held in the Conservative Strategy had average yields of 6.76% and 7.03%, respectively.


     The Moderately Cautious Strategy

     Offers a broad range of investment grade, interest-bearing securities issued by the U.S. Government and its agencies, and by corporations. In addition, a portion of the portfolio will be invested in common stocks traded in the U.S. and in the Standard & Poor's Composite Index 500 stocks. Investments include the BGI U.S. Debt Index Fund, BGI Index Fund, the BGI Money Market Fund and the Fidelity Targeted Active Management - Broad Duration Fund.


     The Moderate Strategy

     Offers a portfolio consisting of fifty to sixty percent in common stocks publicly traded in the U.S., with the remainder invested in a broad range of investment grade, fixed income securities. Investments include the Fidelity Select Market Index Fund, Fidelity Targeted Active Management - Broad Duration Fund, Fidelity U.S. Equity Index Portfolio, and the Columbus Circle Small Cap Fund.


     The Moderately Aggressive Strategy

     Offers a portfolio of approximately sixty to eighty percent in U.S. and internationally traded common stocks with the remainder consisting of a broad range of investment grade, interest-bearing securities issued by the U.S. Government and its agencies, and by corporations. Investments include the Fidelity Select Market Index Fund, BGI EAFE Equity Fund and the Columbus Circle Small Cap Fund.


     The Aggressive Strategy

     Offers a portfolio primarily of common stocks diversified across sectors of domestic and foreign markets. Investments include the Fidelity Magellan Fund, the Fidelity Select Market Index Fund, the Fidelity Select International EAFE Index Fund and the Columbus Circle Small Cap Fund.

NCR Savings Plan

Notes to Financial Window
     The Mutual Fund Window
     Offers a choice of the following retail mutual funds: Columbia Fixed Income Securities Fund, Fidelity Balanced Fund, Fidelity Growth and Income Fund, Fidelity Contrafund, Templeton Foreign Fund and Twentieth Century Ultra Investors Fund. The funds are presented in the aggregate in the accompanying financial statements. See Note 6 regarding changes in investment strategies.

     Other
     The Plan had invested in an Executive Life contract which represented a separate account whose balance was frozen as of April 1991 due to the Chapter 11 bankruptcy filing of Executive Life's parent, First Executive Corporation. As a result, participants could not withdraw or transfer the segregated amounts from their accounts until the court supervised reorganization of Executive Life progressed.

     During 1994, the Company obtained approval from the Department of Labor to loan to the Plan the amount necessary to liquidate the participants' frozen investment in the contract, including earnings at a reasonable interest rate during the frozen period. Accordingly, the Company made a loan to the Plan of approximately $3,400,000 consisting of $2,100,000 of principal and $1,300,000 of interest. Prior to the loan, Executive Life paid to the Plan $2,800,000 toward the frozen contract. All subsequent payments received from Executive Life will be used as credit against future Company contributions. Approximately $560,000 of payments were received by the Plan during 1995. No payments were received in 1996 or 1997. The loan has not been recorded in the December 31, 1997 or 1996 financial statements of the Plan, as it will be forgiven by the Company to the extent the ultimate recovery on the contract is less than the amount of the loan.

     As of December 31, 1997, the Fidelity Select Equity Fund, Fidelity Magellan Fund, Fidelity Broad Market Fund, Fidelity Growth & Income Fund, and the Fidelity Contrafund, which are held as investments by some of the above investment strategies accounted for 15%, 10%, 9%, 6% and 6%, respectively, of the total net assets available for benefits.

6.   Changes in Investment Strategies

     During 1997, the Plan offered a Mutual Fund Window containing the previously mentioned six retail mutual funds. Three of these funds - Fidelity Growth and Income Fund, Fidelity Contrafund and American Century Ultra Investors Fund - will continue to be offered in the Plan as part of the Style Options (a new investment option offered in 1998 containing nine mutual funds).

     The remaining three mutual funds - Columbia Fixed Income Securities Fund, Fidelity Balanced Fund and Templeton Foreign Fund - are planned to be discontinued on December 31, 1998. Amounts currently invested within these funds may be directed into the other investment options offered under the Plan until December 31, 1998, at which time, any remaining balances within the Columbia Fixed Income Securities Fund, Fidelity Balanced Fund and Templeton Foreign Fund will be transferred to the Lehman Aggregate Market

NCR Savings Plan

Notes to Financial Statements

     Index Option, Fidelity Puritan Fund and Fidelity Diversified International Fund, respectively.

     The Plan held within the Aggressive Strategy a cash balance totaling 15% of the total net assets available for benefits at December 31, 1997. This cash balance was used to purchase new investments which settled on January 2, 1998.

     The investment options for the plan year 1998 will include six investment strategies, an NCR Unitized Stock Fund, Style Options (nine mutual funds), Market Index Options (three options) and a Very Conservative Option (money market fund).

NCR Savings Plan
Notes to Financial Statements

7. Cost and Fair Market Values of Investment Options

                                               December 31, 1997                                   December 31, 1996
                               -------------------------------------------------   -------------------------------------------------
                                              Number of   Price    Fair Market                  Number of     Price    Fair Market
         Investments                 Cost       Units    Per Unit     Value            Cost       Units      Per Unit     Value
------------------------------ -------------- ---------- -------- --------------   ------------ ----------   -------- --------------
Very conservative strategy     $   41,691,328 42,075,521   $ 1.00 $   42,075,521   $ 35,550,419 35,550,419   $ 1.00   $   35,550,419

Conservative strategy              75,125,162  5,583,903   $15.16     84,651,964     76,915,581  5,903,718   $14.04       82,888,197

Moderately cautious strategy       49,230,795  3,498,421   $22.74     79,554,091     47,026,768  3,516,981   $19.19       67,486,782

Moderate strategy                  72,373,983  4,260,956   $29.15    124,206,866     63,940,744  4,042,203   $24.27       98,104,261

Moderately aggresive strategy      96,382,908  4,177,394   $34.59    144,496,059     72,408,974  3,522,586   $28.71      101,133,449

Aggressive strategy               422,942,171 10,815,466   $44.54    481,720,866    313,919,435 10,210,273   $35.99      367,467,719

Mutual fund window:

 Columbia Fixed Income Fund         4,037,119    306,498   $13.41      4,110,143      2,086,825    159,986   $13.08        2,092,618

 Fidelity Growth & Income Fund     71,958,333  2,220,020   $38.10     84,582,746     27,321,016    996,723   $30.73       30,629,302

 Fidelity Global Balanced Fund      6,833,746    461,840   $15.27      7,052,301      1,999,945    149,291   $14.08        2,102,021

 Fidelity Contrafund               70,808,765  1,663,401   $46.63     77,564,375     33,501,178    877,537   $42.15       36,988,177

 Templeton Foreign Fund            23,790,654  2,336,115   $ 9.95     23,244,347     14,211,441  1,469,545   $10.36       15,224,488

 Twentieth Century Ultra Fund      48,803,929  1,716,281   $27.30     46,854,477     23,874,253    903,751   $28.09       25,386,366

AT&T Unitized Stock Fund           25,585,048  1,283,301   $34.16     43,837,574     98,053,350 52,894,467   $23.57      124,672,743

Lucent Unitized Stock Fund         13,415,015    519,300   $44.71     23,217,885     38,880,494  1,639,669   $26.48       43,418,437

NCR Unitized Stock Fund            32,430,937  1,871,445   $15.65     29,288,110      6,244,793    330,538   $18.89        6,244,812

Short-term investments              1,500,453  1,508,989   $ 1.00      1,508,989      1,102,390  1,102,390   $ 1.00        1,102,390

Participant loans                  23,011,264        N/A      N/A     23,011,264     21,653,085        N/A      N/A       21,653,085
                               --------------                     --------------   ------------                       --------------

Total investments              $1,079,921,610        N/A      N/A $1,320,977,578   $878,690,691        N/A      N/A   $1,062,145,266
                               --------------                     --------------   ------------                       --------------


                               NCR Savings Plan


                            Supplemental Schedules

NCR Savings Plan

Item 27a-Schedule of Assets Held for Investment Purposes
December 31, 1997
-----------------




                                                                                                              Fair Market
                   Identity of Issue                                            Cost                             Value
--------------------------------------------------------                -------------------                -------------------
Cash (a)                                                                     $  199,177,490                     $  199,177,490

Interest bearing cash:
     State Street Short Term Inv. Fund                                            1,500,453                          1,500,453
     BGI Money Market Fund                                                              350                                350

Common/Collective Trusts:
     BGI Equity Index                                                            12,480,338                         32,139,589
     BGI U.S. Debt Index Fund                                                    47,512,982                         64,565,668

Registered Investment Companies:
     Fidelity Managed Inv. Contract Portfolio (GICs) (b)                         36,357,826                         36,357,826
     Fidelity Inst. Cash Portfolio (b)                                           22,782,094                         22,782,094
     Fidelity Retirement Money Market (b)                                        26,750,028                         26,942,539
     Fidelity Broad Market Management (b)                                       100,811,294                        119,221,398
     Fidelity Select Equity Portfolio (b)                                       125,964,450                        191,676,638
     Fidelity U.S. Equity Index Portfolio (b)                                    13,009,883                         28,243,843
     Fidelity Magellan Fund Inc. (b)                                             96,397,807                        127,726,277
     Fidelity Select International Portfolio (b)                                 48,915,291                         56,360,924
     Fidelity Growth & Income Portfolio (b)                                      71,958,333                         84,582,746
     Fidelity Global Balanced Fund (b)                                            6,833,746                          7,052,301
     Fidelity Contrafund (b)                                                     70,808,765                         77,564,375
     Columbia Fixed Income Fund                                                   4,037,119                          4,110,143
     Templeton Foreign Fund                                                      23,790,654                         23,244,347
     Twentieth Century Ultra Fund                                                48,803,929                         46,854,477
     Columbus Circle Small Cap Fund                                              28,777,478                         51,519,267

Employer related investments:
     NCR Common Stock                                                            31,239,973                         29,288,110
     AT&T Common Stock                                                           25,585,048                         43,837,574
     Lucent Common Stock                                                         13,415,015                         23,217,885

Participant Loans (c)                                                            23,011,264                         23,011,264
                                                                        -------------------                -------------------
                                                                             $1,079,921,610                     $1,320,977,578
                                                                        ===================                ===================

(a)  Implementation of new investments, securities settled January 2, 1998.
(b)  An affiliate of Fidelity acts as the record keeper.
(c) The participant loan rates are approximately between 6.0% - 9.5%. The term of the loans are between 12 to 56 months.

NCR Savings Plan

Item 27d - Schedule of Reportable Transactions
for the Year Ended December 31, 1997
-------------------------------------------------------------------------------

                                                                                                          (h) Current
                                                                                                              Value
                                                                                 (f) Expense                of Assets
  (a) Identity                                                                     Incurred                 on Trans-     (i) Net
    of Party   (b) Description  Number of   (c) Purchase   (d) Selling  (e) Lease    with      (g) Cost      action        Gain or
    Involved      of Assets    Transactions     Price          Price      Rental  Transaction   of Assets      Date         (Loss)
Fidelity       Very
 Investments   Conservative        256       $ 51,922,681              -      -        -                -  $ 51,922,681            -
               Strategy            253                  -   $ 46,007,513      -        -     $ 46,007,513             -            -

Fidelity       Conservative
 Investments   Strategy            253         27,267,666              -      -        -               -     27,267,666            -
                                   253                  -     31,846,325      -        -       27,728,031             -  $ 4,118,294

Fidelity       Moderately
 Investments   Aggressive          252         41,140,168              -      -        -                -    41,140,168            -
               Strategy            251                  -     19,549,876      -        -       13,715,072             -    5,834,804

Fidelity       Aggressive
 Investments   Strategy            253         97,332,260              -      -        -                -    97,332,260            -
                                   253                  -     67,606,779      -        -       43,332,412             -   24,274,367

Fidelity       AT&T Stock Fund     247             37,516              -      -        -                -        37,516            -
 Investments                       250                  -    109,421,943      -        -       66,666,553             -   42,755,390

Fidelity       NCR Stock Fund      249         43,494,847              -      -        -                -    43,494,847            -
 Investments                       248                  -     15,926,862      -        -       15,914,342             -       12,520

Fidelity       Twentieth Century
 Investments   Ultra               253         38,891,975              -      -        -                -    38,891,975            -
                                   243                  -     14,606,421      -        -       13,765,624             -      840,797

Fidelity       Fidelity
 Investments   Contrafund          253         51,971,968              -      -        -                -    51,971,968            -
                                   245                  -     15,861,970      -        -       14,355,857             -    1,506,113

Fidelity       Fidelity
 Investments   Growth & Inc.       253         57,881,080              -      -        -                -    57,881,080            -
                                   244                  -     14,674,299      -        -       13,243,211             -    1,431,088
                                 -----       ------------   ------------  -----    -----     ------------  ------------  -----------
                                 4,509       $409,940,161   $335,501,988      -        -     $254,728,615  $409,940,161  $80,773,373
                                 -----       ------------   ------------  -----    -----     ------------  ------------ ------------

                                  SIGNATURES

NCR Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                               NCR SAVINGS PLAN




                               By: /s/ L.R. Tashenberger
                               NCR Savings Plan Administrator


Date:  June 24, 1998

                                 Exhibit Index



Exhibit No.
-----------

    23         Consent of Price Waterhouse LLP